Exhibit 99.1

Nano Dimension Reports First Half and Second Quarter 2019 Preliminary Results

NESS ZIONA, Israel, July 8th 2019 – Nano Dimension Ltd., a leading for electronics (NASDAQ, TASE: NNDM), today releases selected preliminary unaudited estimates of financial results for the second quarter and first half of 2019.

First Half and Second Quarter 2019 Preliminary Estimates of Financial Results

The anticipated results presented in this release are based on preliminary financial data and are subject to change until the period-end financial reporting and review process is complete.

●	In the first half of 2019, the company sold 13 DragonFly systems, five systems of which were sold in the second quarter of 2019. This brings the system sales to 43 systems in total worldwide to date.

●	Revenues for the second quarter of 2019 are expected to be within a range of $1 million to $1.2 million, which is below management’s expectation.

●	The company estimates total revenues between $2.7 million to $2.9 million for the first half of 2019, compared to $1.7 million in the first half of 2018.

●	The company ended the second quarter of 2019 with approximately $5.2 million in cash on its balance sheet, mainly as a result of an increase in inventory.

“We are disappointed with the results we presented in the first half of 2019. The company has taken several actions to change that. I believe that in the second half of 2019 we will present better results,” said Amit Dror, CEO of Nano Dimension.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of financial results and presenting better results in the second half of 2019. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com